Exhibit 99.1

RECENT DEVELOPMENTS

CLOV start up in Angola: TOTAL increases Block 17 production to 700,000 barrels per day

On June 12, 2014, TOTAL S.A. (including its subsidiaries and affiliates, “TOTAL” or the “Group”), operator of Block 17 in Angola, announced the start up of CLOV, a major deep offshore development located 140 kilometers offshore Luanda, in line with the initial project schedule. The production capacity is 160,000 barrels per day. After Girassol, Dalia and Pazflor, CLOV is the fourth Floating Production Storage and Offloading (FPSO) unit on Block 17. CLOV will contribute to increasing production on Block 17 to 700,000 barrels per day

Developing four fields (Cravo, Lirio, Orquidea and Violeta), the project comprises thirty-four wells and eight manifolds connected by 180 km of subsea pipelines to an FPSO unit at water depths of 1,100 m to 1,400 m. Measuring 305 m long and 61 m wide, the FPSO has a storage capacity of 1.8 million barrels of oil. The gas produced on CLOV will be exported via a subsea line to the onshore Angola LNG liquefaction plant.

TOTAL signs a long-term agreement to supply LNG to Pavilion Energy

TOTAL signed on May 31, 2014, a 10-year LNG sale and purchase agreement with Pavilion Gas, a subsidiary of Pavilion Energy, for the supply of 0.7 million tons per year of liquefied natural gas to Asia, including Singapore, starting in 2018. In addition, several LNG cargoes will be supplied prior to 2018. This LNG will be sourced from TOTAL’s global LNG portfolio.

Azerbaijan: TOTAL sells its 10% interest in Shah Deniz to TPAO

On May 30, 2014, TOTAL announced the signature of an agreement to sell TOTAL’s 10% interest in the Shah Deniz field and the South Caucasus Pipeline to TPAO, the Turkish state-owned E&P company. The transaction is valued at $1.5 billion and is subject to customary approvals.

“The sale of our interest in Shah Deniz is in line with TOTAL’s active portfolio management and the focus of its investment capability on more strategic assets,” said Michael Borrell, Senior Vice-President Continental Europe and Central Asia at TOTAL’s Exploration & Production. “This sale is another step forward in achieving our asset sale program. Following this operation, the Group will have sold nearly $16 billion worth of asset since 2012, in line with its $15-20 billion asset sale target.”

In Azerbaijan, TOTAL remains operator of the Absheron offshore field with a 40% share. A substantial gas and condensate discovery was made in 2011 on Absheron and TOTAL is now conducting studies to prepare the field development plan.

The offshore Shah Deniz field is located approximately 100 km southeast of Baku in the Caspian Sea and covers approximately 860 square kilometers, with water depths ranging from 50 m to 550 m.

The first phase of the field started up in 2006 and is currently producing 200,000 barrels of oil equivalent per day. A second development phase was approved at the end of 2013.

The Shah Deniz field is operated by BP (28.83%) with partners SOCAR (16.67%), Statoil (15.5%), TOTAL (10%), Lukoil (10%), Nico (10%) and TPAO (9%).

Russia: TOTAL combines efforts with Lukoil to explore and develop tight oil in the Bazhenov

On May 23, 2014, TOTAL announced the signature of an agreement with Lukoil creating a joint venture (JV) to explore and develop the tight oil potential of the Bazhenov play in Western Siberia. TOTAL will hold 49% of the JV and Lukoil will hold 51%. This agreement finalizes the memorandum of understanding signed between the two companies in December 2013.

The JV will assess the technical feasibility of developing the tight oil potential of the Bazhenov formation initially on four licenses covering an area of 2,700 km² in the Khanty-Mansi Autonomous District. Seismic acquisition will start in 2014 and exploration drilling will follow in 2015. TOTAL will contribute its Lyaminskiy 3, Vostochno-Kovenskiy and Tashinskiy licenses to the JV while Lukoil will add the Galyanovsky license.

Ordinary and extraordinary Shareholders’ Meeting of May 16, 2014 - Approval of all resolutions proposed by the Board of Directors - Dividend of €2.38 per share

The Annual Shareholders’ Meeting of TOTAL was held on May 16, 2014, under the chairmanship of Christophe de Margerie. Shareholders adopted all resolutions recommended by the Board of Directors, including:

•	Approval of the 2013 financial statements and payment of a cash dividend for 2013 of €2.38 per share. Taking into account the quarterly interim dividend payments for 2013(1), the final dividend of €0.61 per share, up 3.4% from €0.59 per share in respect of 2012, will be paid in cash on June 5, 2014(2).

•	Re-election of Ms. Patricia Barbizet, Ms. Marie-Christine Coisne-Roquette, Ms. Barbara Kux and Mr. Paul Desmarais Jr. to new three-year terms as directors.

•	Various delegations of authority and financial authorizations granted to the Board of Directors.

•	Various amendments to Total S.A.’s articles of incorporation, including notably those concerning the age limits of executive directors as well as the appointment of employee representatives to the Board of Directors.

The Shareholders’ Meeting was also an opportunity for Christophe de Margerie, Chairman and CEO, and Patrick de La Chevardière, Chief Financial Officer, to report to shareholders on the activities of the Board of Directors, corporate governance, executive directors’ compensation, and the Group’s 2013 performance and outlook.

Christophe de Margerie highlighted the quality of TOTAL’s corporate governance. He described the activities of the Board and its four committees, and also emphasized the Group’s absolute priority to safety, as well as the total commitment to Corporate Social Responsibility of both himself and his teams.

Patrick de La Chevardière discussed the Group’s solid 2013 results, a slight decrease from the previous year, despite a significant deterioration of European refining margins. He underlined that as announced, the intensive investment phase that the Group embarked on to increase its production reached a peak of $28 billion in 2013.

Finally, Christophe de Margerie presented the Group’s outlook. In the upstream, major projects launched in key regions such as Africa, Canada and Russia, as well as entry into promising new assets, notably in Brazil, allow TOTAL to confirm its objectives and strengthen its outlook beyond 2017. In exploration, TOTAL is continuing to pursue its ambitious program, which includes, in particular, high-potential prospects in Brazil, the Kwanza basin in Angola and the Ivory Coast. In the downstream, Christophe de Margerie detailed the progress made in the program to increase profitability from 2010 to 2015 thanks to major projects, with notably the start-up of the first units of the Satorp platform in Saudi Arabia in 2013, portfolio optimization and productivity gains.

Christophe de Margerie concluded by thanking the 3,400 shareholders present for their loyalty and confidence, and reiterated the Group’s commitment to continuing the dynamic launched in all its businesses while always placing the highest priority on safety and the environment.

(1)	Ex-dividend dates for the three 2013 interim dividends were September 24, 2013 for first quarter 2013 (€0.59/share), December 16, 2013 for second quarter 2013 (€0.59/share), and March 24, 2014 for third quarter 2013 (€0.59/share).
(2)	The ex-dividend date for the final dividend of 2013 will be June 2, 2014.

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